Correspondence

                              Gemco Minerals, Inc.
                            #203 - 20189 56th Avenue
                        Langley, British Columbia V3A 3Y6
                                 1-866-848-2940

June 1, 2007

BY FACSIMILE to 202 772 9368
AND EDGAR

Ms. Carmen Moncada-Terry
Ms. Anne Nguyen Parker
Securities And Exchange Commission
100 F. Street N.E.
Mail Stop 7010
Washington, D.C.  20549

Re:      Gemco Minerals, Inc.
         Registration Statement on Form SB-2
         File No. 333-141855

Dear Ms. Moncada-Terry and Ms. Parker:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gemco Minerals, Inc., (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Friday, June 8, 2007, or at such later time as the Company may request by telephone to the Commission.

     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any member of the Staff has comments or questions, please contact our counsel Dennis Brovarone, at 303 466 4092.

                                      Very truly yours,

                                      Gemco Minerals, Inc.

                                      By  /s/ Tom Hatton
                                          ---------------------
                                          Tom Hatton, President


cc:     Dennis Brovarone, Esq.


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